Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 6, 2016, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

XenoPort, Inc.

at

$7.03 Net Per Share

by

AP Acquisition Sub, Inc.

an Indirect Wholly Owned Subsidiary

of

Arbor Pharmaceuticals, Inc.

AP Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Arbor Pharmaceuticals, Inc., a Delaware corporation (“Arbor”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc., a Delaware corporation (“XenoPort”), at a price of $7.03 per Share, net to the seller in cash (the “Offer Price”), subject to the withholding of taxes under applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the Offer to Purchase and Letter of Transmittal are collectively referred to as the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM,

NEW YORK CITY TIME, ON JULY 1, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 21, 2016 (the “Merger Agreement”), by and among Arbor Pharmaceuticals, LLC, the Purchaser and XenoPort. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The term “Minimum Condition” is defined in Section 15 (“Certain Conditions of the Offer”) in the Offer to Purchase and generally requires that the number of Shares that have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer), together with those Shares already owned by Parent and its affiliates, represent at least a majority of the Shares then issued and outstanding. The Offer is also subject to other conditions as set forth in Section 15 (“Certain Conditions of the Offer”) in the Offer to Purchase. There is no financing condition to the Offer.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into XenoPort (the “Merger”) with XenoPort continuing as the surviving corporation, indirectly wholly owned by Arbor. Each Share outstanding immediately prior to the effective time of the Merger

(other than (i) Shares held by XenoPort (or in XenoPort’s treasury), Arbor Pharmaceuticals, LLC or the Purchaser (or any other wholly owned subsidiary of Parent), all of which will cease to exist, and (ii) Shares owned by XenoPort stockholders who have preserved their appraisal rights under Section 262 of the Delaware General Corporation Law), will be converted into the right to receive $7.03 in cash (or any greater per Share price paid in the Offer), subject to any applicable tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The XenoPort Board of Directors, among other things, unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, XenoPort’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by XenoPort; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of XenoPort tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to Computershare (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Time” means 11:59 PM, New York City time, on July 1, 2016, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that if, at the then-scheduled Expiration Time, any Offer condition is not satisfied and has not been waived, then: (i) the Purchaser may extend the Offer and the then-scheduled Expiration Time for one or more additional periods of not more than 10 business days each, ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date (as defined below), to permit such Offer condition to be satisfied; and (ii) to the extent requested by XenoPort from time to time, the Purchaser must extend the Offer and the then-scheduled Expiration Time for one or more periods ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date, to permit such Offer condition to be satisfied. The Purchaser will also extend the Offer for any period required by applicable law, any interpretation or position of the U.S. Securities and Exchange Commission or its staff or the rules of The Nasdaq Stock Market LLC applicable to the Offer. The “End Date” is September 30, 2016, except that if the Marketing Period (as defined in the Merger Agreement) has commenced and is continuing, but the Shares tendered in the Offer have not been accepted for payment, then the End Date will automatically extend to five business days following then-scheduled end of the Marketing Period.

Additionally, if, at the then-scheduled Expiration Time, XenoPort brings or has brought any action to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or the Purchaser, the

Expiration Time will be extended: (i) for the period during which such action is pending; or (ii) by such other time period established by the court presiding over such action, but, in any event, ending no later than 11:59 p.m., New York City time, on the business day immediately preceding the End Date.

Pursuant to the Merger Agreement, if (i) on or after the second business day prior to the then-scheduled Expiration Time, the full amount of the Debt Financing (as defined in the Merger Agreement) is not reasonably expected to be available to be funded promptly after the Expiration Time (a “Financing Delay”) and Parent notifies XenoPort in writing that a Financing Delay has occurred (such notice, the “Financing Delay Notice”); (ii) all of the Offer conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) on the date on which Parent delivers the Financing Delay Notice to XenoPort; and (iii) Parent and the Purchaser irrevocably acknowledge and agree in a writing delivered to XenoPort (which writing need only be delivered one time) that certain specified Offer conditions (including the Representations Conditions, the MAE Condition, and the Marketing Period Condition, each as defined in the Offer to Purchase) shall be deemed to have been satisfied or waived at the Expiration Time, then the Purchaser may extend (and re-extend) the Offer and the then-scheduled Expiration Time for one or more periods of up to five business days each, or such other duration as may be agreed to by Parent and XenoPort, except that the Purchaser may not extend the Offer to later than 11:59 p.m., New York City time, on the second business day after the End Date.

Additionally, if (i) on or after the second business day prior to the then-scheduled Expiration Time, there is a Financing Delay and Parent provides XenoPort with a Financing Delay Notice; and (ii) all of the Offer conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) on the date on which Parent delivers the Financing Delay Notice to XenoPort, then to the extent requested by XenoPort from time to time, the Purchaser will extend the Offer and the then-scheduled Expiration Time for one or more periods of at least five business days and no more than 10 business days each, except that the Purchaser may not extend the Offer to later than 11:59 p.m., New York City time, on the second business day after the End Date.

Any extension, delay, termination, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. During any such extension, all Shares previously tendered and not withdrawn will remain tendered, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 5, 2016. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. XenoPort has provided the Purchaser with XenoPort’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on XenoPort’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (877) 278-4751

Email: XenoPort@georgeson.com

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